Invensys plc

London, SW1P 1BX
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

82-2142

RLS Admin/Letters/200704/0055/vhb

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

04035852

RECEIVED JUL 28 2004 181 SEC MAIL PROCESSING SECTION WASH., D.C.

20 July 2004

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Invensys plc – Tender Offer.

Yours faithfully,

John R W Clayton
Company Secretary

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

Copy to: Mr. S. Ahmad
Mr. M. Downing

dw 7/29

"NewsAlert@hemscott.co.uk" <NewsAlert
20/07/2004 11:25

To: "" <venetia.brown@invensys.com>
cc:
Subject: Invensys PLC - Tender Offer

HEMSCOTT

News Alert

•Hemscott •Hemscott Invest

Invensys PLC - Tender Offer

•Website •Fundamentals •Share Price

RNS Number:0178B
Invensys PLC
20 July 2004

NEWS RELEASE

NOT FOR RELEASE, DISTRIBUTION OR PUBLICATION IN OR INTO ITALY

20 July 2004

Invensys announces successful completion of tender offer for 7 1/8% notes due 2007

Invensys plc ("Invensys" or the "Company") announced today the results of its tender offer for a portion of its outstanding 7 1/8% notes due 2007 (the "Notes") that was commenced on June 15, 2004. The offer, which was limited to $154,400,000 in available funds, expired yesterday at 5:00 p.m., New York City time (the "Expiration Date").

A total of $185,334,000 in principal amount of Notes was tendered prior to the

Expiration Date. In accordance with the terms of the offer, including the pro-ration terms thereof, the Company accepted for payment a total of $152,882,000 in principal amount of Notes.

The "clearing price" for the offer was $1,000 per $1,000 principal amount of Notes. In accordance with the terms of the offer, all Notes tendered by holders at prices below the clearing price were accepted in full. A total of $118,787,000 in principal amount of Notes was tendered at the clearing price. Accordingly, 72.2% of Notes tendered at the clearing price were accepted on a pro rata basis from tendering holders. To the extent that tendered Notes were not accepted, they are being returned to tendering Holders.

The clearing price was paid for all Notes accepted for payment. In addition, the Company paid an "early tender payment" of $10.00 per $1,000 principal amount of Notes for all Notes that were validly tendered prior to 5:00 p.m., New York City time, on June 28, 2004. The Company also paid accrued and unpaid interest to, but not including, the settlement date on all Notes accepted for payment.

Banc of America Securities LLC served as exclusive dealer manager and solicitation agent in connection with the offer.

For more information please contact:

Invensys	Brunswick
Victoria Scarth / Mike Davies	Nick Claydon / Mike Smith
+ 44 (0) 20 7821 3755	+44 (0) 20 7404 5959

About Invensys plc

Invensys is a global automation, controls and process solutions Group. Our products, services, expertise and ongoing support enable intelligent systems to monitor and control processes in many different environments. The businesses within Invensys help customers in a variety of industries - including hydrocarbons, chemicals, oil and gas, power and utilities, rail, telecommunications, paper, food and beverage, dairy, pharmaceuticals and personal care - to perform with greater efficiency, safety and cost-effectiveness.

Process Systems provides products, services and solutions for the automation and optimisation of plant operation in the process industries. Eurotherm is a leading supplier of control and measurement instrumentation solutions and services to industrial and process customers. APV specialises in process equipment engineered into systems and asset services for food, beverage, personal care, pharmaceutical and chemical clients. Rail Systems is a multinational leader in the design, manufacture, supply, installation, commissioning and maintenance of safety-related rail signalling and control systems. Climate Controls is a major provider of the components, systems and services used across the world to make commercial and residential environments safer, more comfortable and more efficient. Appliance Controls has the broadest system and component offering for the appliance industry worldwide.

The Invensys Group is headquartered in the UK and listed on the London Stock Exchange. With over 35,000 employees operating in 60 countries, Invensys helps customers to improve their performance and profitability, building value for end users and shareholders alike.
For more information, visit www.invensys.com.

The tender offer, to the extent made in the United Kingdom, was directed only at
(i) persons who have professional experience in matters relating to investments
falling within Article 19(5) of the Financial Services and Markets Act 2000
(Financial Promotion) Order 2001, as amended (the "Order") and (ii) persons
falling within Article 49(2)(a) to (d) of the Order and other persons to whom it
may otherwise lawfully be communicated (all such persons together being referred
to as "relevant persons"). The tender offer does not constitute an offer or an
invitation for an offer or a promotional message of any form to any person
(natural or legal) resident in the Republic of Italy to purchase or acquire the
Notes and will not constitute a public offer to buy or sell Notes in Luxembourg.

END
TENILFEIDRIIFIS

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